Via EDGAR

October 20, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daojia Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-257634

Ladies and Gentlemen:

On July 2, 2021, Daojia Limited (the “Company”), a Cayman Islands company, filed a Registration Statement on Form F-1 (File No. 333-257634) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of the Company’s ordinary shares in connection with its initial public offering. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

If you have questions regarding this request, please contact the Company’s legal counsel, Will H. Cai, Esq., of Cooley LLP, at +852-3758-1210 or via email at wcai@cooley.com. Thank you for your assistance with this matter.

Sincerely,

Daojia Limited

/s/ Xiaohua Chen
Xiaohua Chen
Chairman of the Board and Chief Executive Officer